                     September 29, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown

Christina DiAngelo

Re:	Nuveen Multistate Trust II (the “Registrant”);

File No. 333-176488

To The Commission:

On behalf of the Registrant, electronically transmitted herewith pursuant to Rule 497 (b) under the Securities Act of 1933 is the Proxy Statement/Prospectus and Statement of Additional Information relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Massachusetts Municipal Bond Fund 2 (“Acquired Fund”) into Nuveen Massachusetts Municipal Bond Fund (“Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

With respect to the Registrant’s initial Registration Statement filed on August 25, 2011, the staff of the Securities and Exchange Commission (“SEC”) provided comments by phone to the undersigned on September 14, 2011 and September 16, 2011. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: In the Q&A section and the section of the Proxy Statement/Prospectus discussing expenses of the Reorganization, please disclose the length of time estimated for Acquired Fund shareholders to recover the costs of the Reorganization, if the Acquired Fund will ultimately bear expenses of the Reorganization.

Securities and Exchange Commission

September 29, 2011

Response: The Registrant has added disclosure that each Fund is expected to recover its costs of the Reorganization within the first year following the Reorganization to the Q&A section and “The Proposed Reorganization – Reorganization Expenses” section.

(3)	Comment: Please quantify the portfolio turnover that is expected to occur as a result of the Reorganization and estimate capital gains that are expected to be realized as a result of such turnover.

Response: The Registrant has revised the disclosure to indicate that less than 5% of the Acquired Fund’s assets would have been sold due to repositioning if the Reorganization had been consummated as of August 31, 2011.

(4)	Comment: Please add disclosure to the introductory paragraph of the hypothetical example for the Acquiring Fund regarding the conversion of Class B shares to Class A shares after 8 years.

Response: The Registrant added the requested disclosure to the introductory paragraph of the hypothetical example.

(5)	Comment: In Note 2 in the Pro Forma Financial Information, please revise the disclosure to indicate that the Reorganization is intended to be a ‘tax-free’ Reorganization.

Response: The Registrant added ‘tax-free’ in front of the word ‘reorganization’ in the first sentence of Note 2 in the Pro Forma Financial Information.

(6)	Comment: Please add the basis point increase or decrease in expenses to the table in Note 3 of the Pro Forma Financial Information.

Response: The Registrant added the requested disclosure to Note 3 of the Pro Forma Financial Information.

(7)	Comment: In the “Summary-Distribution, Purchase, Redemption, Exchange of Shares and Dividends” section, please indicate the length of time the policies have been identical.

Response: For the information of the staff, the Funds have had identical investment objectives and substantially similar principal investment strategies since each Fund’s inception. Accordingly, no revision was made in response to this comment.

Securities and Exchange Commission

September 29, 2011

(8)	Comment: Please discuss the heightened credit risk for the Acquiring Fund due to high yield bonds.

Response: The Registrant added that high yield bonds involve greater risks, including the possibility of default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in the “Investment Strategies” section.

(9)	Comment: In the second paragraph under “Comparison of the Funds-Performance Information,” please remove the reference to the information being intended to help an investor understand the rewards of investing in a fund.

Response: The requested change has been made.

(10)	Comment: With respect to the annual total return charts provided under “Comparison of the Funds-Performance Information,” please reformat the annual total return charts to show the same scale.

Response: The annual total return charts have been reformatted to the same scale.

(11)	Comment: On page 22 under “Relative Risks,” please explain the difference in historical risks and the difference in high yield security risk.

Response: The Registrant revised the disclosure to note that the Acquiring Fund had higher historical risk as a result of its investment in high yield bonds and the Acquired Fund’s previous policy to invest 80% of its net assets in insured municipal securities and added disclosure regarding high yield securities referenced in #8 above.

(12)	Comment: On page 22 under “Investment Performance and Portfolio Manager,” please explain the differences between SEC, embedded and distribution yields.

Response: The Registrant removed references to SEC, embedded and distribution yields and noted the Board compared various yield calculations.

(13)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response: For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganization proposal presented any conflicts. This would include an

Securities and Exchange Commission

September 29, 2011

assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(14)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed reorganization was presented to the Board to address an overlap in open-end funds being offered by the fund complex. With the elimination of the insurance mandate on the Acquired Fund, the resulting Funds were substantially similar with the same portfolio manager. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

A special meeting of shareholders to consider the proposed Reorganization has been scheduled for November 7, 2011. The Registrant plans to mail the proxy materials to shareholders on or about September 30, 2011.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7785.

Sincerely,

/s/Corey L. Zarse

Appendix A

NUVEEN MASSACHUSETTS MUNICIPAL BOND FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Massachusetts Municipal Bond Fund (the “Acquiring Fund”) and Nuveen Massachusetts Municipal Bond Fund 2 (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors serves as the Adviser of both Funds. Nuveen Asset Management, LLC
(“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to each Fund since January 2011. The same portfolio manager currently manages both Funds and will continue to manage the combined fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. Prior to January 1,
2011, a different portfolio manager managed both funds.

Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the combined fund will be the same as that of the Acquiring Fund, with the exception of a slight reduction in management fee. If the reorganization is completed, the combined fund will continue to operate under the expense cap currently in place for the Acquiring Fund. The expense ratios for the combined fund are expected to be lower than the current expense ratios for the corresponding classes of both the Acquired Fund and the Acquiring Fund.

Investment Objective, Policies and Restrictions	The Funds have had similar investment objectives, policies and restrictions since May 31, 2011. Prior to that date, however, the Acquired Fund was required to invest at least 80% of its net assets in insured municipal securities. The fact that the combined fund will not have an insurance requirement and will have investment objectives, policies and restrictions identical to the investment objectives, policies and restrictions of the Acquiring Fund supports the Acquiring Fund as the survivor for accounting and performance reporting purposes.

Portfolio Composition	The Adviser believes that the current portfolio of the Acquiring Fund, with significantly fewer insured bonds and a slightly higher percentage of high yield bonds than the Acquired Fund, is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size	As of May 31, 2011, the Acquiring Fund had approximately $132 million in assets and the
Acquired Fund had approximately $77 million in assets. The significantly larger size of the
Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all of the NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.